FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2011

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Corporation

CNPF/MF No. 47.508.411/0001-56

MATERIAL FACT

Companhia Brasileira de Distribuição (˜CBD˜), in compliance with the provisions set forth in Paragraph 4 of Article 157 of Law No. 6.404/76 and CVM Ruling No. 358/02, comes to the public to inform its shareholders and the market in general that it received, on the date hereof, a correspondence that contemplates a proposal of combination of operations of the activities of CBD with the businesses of Group Carrefour (the “Transaction Proposal”).

The Transaction Proposal was presented to CBD by GAMA 2 SPE EMPREENDIMENTOS E PARTICIPAÇÕES S/A, a special purpose company held by BTG PACTUAL PRINCIPAL INVESTMENTS FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES (“BTG PACTUAL”). A copy of the Transaction Proposal is available at the head offices of CBD and was made available at the website of CBD (www.gpari.com.br), of the Brazilian Securities Exchange Commission (Comissão de Valores Mobiliários – “CVM”) (www.cvm.gov.br) and of BM&FBOVESPA (www.bmfbovespa.com.br).

The Transaction Proposal is subject to approval in accordance with the terms of the Shareholders Agreements filed in the Company’s head offices, by the corporate bodies of CBD, as well as the competent authorities, in Brazil and abroad, including the Brazilian Securities and Exchange Commission - CVM and the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica - “CADE”).

CBD will keep its shareholders and the market informed on any relevant developments regarding the Transaction Proposal.

São Paulo, June 28, 2011

Companhia Brasileira de Distribuição

Vitor Fagá de Almeida

Investors Relations’ Officer

GAMA 2 SPE EMPREENDIMENTOS E PARTICIPAÇÕES S/A

São Paulo, June 27th  2011

To

Companhia Brasileira de Distribuição (“CBD”)

Attn:    Mr. Eneas Cesar Pestana Neto (Chief Executive Officer)
           Mr. Abílio Diniz (Chairman of the Board of Directors)

C/C

BNDESPAR Participações S.A. (“BNDESPAR”)

Attn: Mr. Claudio Leal (Head of Planning Department)

        Mr. Caio Melo (Head of Capital Markets)

BTG Pactual Principal Investments Fundo de Investimento em Participações (“BTG PACTUAL”)

Attn:   Mr. Claudio Galeazzi
          Mr. Carlos Fonseca

Reg.: Proposal

Dear Sirs,

Gama 2 SPE Empreendimentos e Participações S/A, a corporation based in Brazil (“NPA”) respectfully submits this proposal (“Proposal”) regarding a potential combination of operations (“Potential Transaction”), which has been overseen by Peninsula Participações S/A.

The Potential Transaction involves (i) Companhia Brasileira de Distribuição (“CBD”);  (ii) Carrefour S.A., a company governed by the laws of France (“CRF”); e (iii) Brepa Comércio e Participações Ltda., a limited liability company governed by laws of Brazil and responsible for developing the activities of the CRF in this country ("CRB" and, together with CRF, "CARREFOUR"), and consists of combining the operations of CBD and CRB and acquisition of a relevant stake by NPA in the capital of CRF .

GAMA 2 SPE EMPREENDIMENTOS E PARTICIPAÇÕES S/A

I – NPA AND THE POTENTIAL TRANSACTION

1.                                          It should be clarified, first, that NPA is a special purpose company owned by BTG PACTUAL.

2.                                          NPA believes the Potential Transaction is an extraordinary opportunity for CBD, Carrefour and their respective shareholders, which will allow for the creation of a large Brazilian-French conglomerate in the retail sector, with strong presence in domestic and international markets. It is a condition for the implementation of the Potential Transaction, among others, that NPA obtains investments from BNDESPAR - which has endorsed the Potential Transaction in the Banco Nacional de Desenvolvimento Economico e Social ("BNDES") Eligibility and Credit Committee – of R$ 3,910,000,000.00 (three billion, nine hundred and ten million reais) and BTG PACTUAL (and / or vehicles connected to BTG PACTUAL and / or its manager) of R$ 690,000,000.00 (six hundred ninety million reais), corresponding to a grand total of R$ 4,600,000,000.00 (four billion six hundred million reais), equivalent, today, to approximately € 2,000,000,000.00 (two billion euros), and the issuance of debt in the amount of R$ 1,150,000,000.00 (one billion, one hundred and fifty million reais).

II – CARREFOUR

3.                                           Carrefour is the second largest retailer in the world in terms of revenue, with a top-line second only to WAL-MART. The internationally renowned brand, geographically spread investments, as well as the recognized commitment and efficiency of its employees shows the Carrefour operation to have great appeal and to present a huge potential for expansion, especially in emerging markets such as Brazil.

4.                                          The market value of Carrefour, however, whose shares are listed in the Euronext Paris stock exchange, was, like other companies, greatly affected by the financial crisis. Nonetheless, experts believe that the participation of a major shareholder, with extensive experience in the retailing industry could help improve the company’s performance in the market.

III – DESCRIPTION OF THE POTENTIAL TRANSACTION

5.                                          Given the information above, NPA sees a great opportunity in a potential business combination between CBD and Carrefour, provided they meet certain prerequisites, including the transformation of CBD into a "true corporation", with its capital divided purely into common shares. The terms described below are compatible, in NPA’s view, with the global objectives of the company.

GAMA 2 SPE EMPREENDIMENTOS E PARTICIPAÇÕES S/A

6.                                          In general terms, the Potential Transaction, if duly approved by the competent corporate bodies of the companies involved, would consist of the following major steps:

•         preferred CBD shares would be exchanged for ordinary shares pursuant to a ratio of 0.95 ordinary shares per preferred share;

•         through an operation involving the merger of shares, to be approved at the general assembly of shareholders of CBD and NPA, the shareholders of CBD will receive, in exchange for their CBD shares, new ordinary shares issued by NPA, thereby becoming shareholders of NPA (which, in turn, would become  the sole shareholder of CBD);

•         a market value of R$ 17.1 billion would be attributed to CBD, equivalent to R$ 66.00 per share;

•         NPA’s initial capital is R$ 4,600,000,000.00 (four billion six hundred million reais, equivalent, today, to approximately €2,000,000,000.00) and its debt totals R$ 1,150,000,000.00 (one billion, one hundred and fifty million reais, corresponding to, on this date, approximately €500,000,000.00);

•         consequently, NPA’s common shares would be listed on the BOVESPA and in the form of American Depositary Receipts (ADRs) on the New York Stock Exchange (NYSE), with the subsequent delisting of CBD in both exchanges;

•         following the share merger of CRB-CBD, to be approved by the competent corporate bodies, (a) the original CBD common shareholders would hold 31.22% of NPA’s total capital, and (b) the original CBD preferred shareholders would hold 47.62% of NPA’s total capital, and (c) BTG PACTUAL (and / or vehicles related to BTG PACTUAL and / or its manager) and BNDESPAR would hold, respectively, 3.17% and 17.99% of NPA’s total capital;

•         NPA’s bylaws would contain, among other provisions, the following elements  in order to ensure that the company is organized and administered as a "true corporation":

(a) capital composed exclusively of common shares;

 (b) voting rights limited to 15% per shareholder regardless of participation in NPA's total capital;

GAMA 2 SPE EMPREENDIMENTOS E PARTICIPAÇÕES S/A

 (c) obligation of any shareholder holding more than 39% of NPA’s shares to launch a public tender offer for the acquisition of 100% of its shares, and

 (d) the right attributed to all ordinary shares issued by NPA to benefit from any public tender offer for change of control (tag along) equal to 100% of the value attributed to the controlling stake, when applicable.

•         in order to prepare CBD for its future challenges, a capital increase of R$ 3,450,000,000.00 (three billion, four hundred and fifty million reais) in CBD would be proposed (which at that time, would be a wholly owned subsidiary of NPA), to be subscribed and paid exclusively by NPA, with the issuance of new CBD shares, given that CRF will capitalize CRB so that its net debt to EBITDA ratio becomes equivalent to CBD’s.

•         following a second merger of shares, in this case of CRB by CBD, to be approved by the general shareholder meetings of CRB1 and CBD, CRF or its affiliates receive in exchange for their CRB shares, newly issued CBD shares, becoming shareholders of CBD in the following proportion: (i) NPA with approximately 69% of the total capital and voting rights of CBD, and (ii) CRF and its affiliates, with approximately 31% of the total capital and voting rights of CBD, assuming: (a) CRB EBITDA for 2011 of R$ 1,403,000,000.00 (one billion four hundred and three million reais), and (b) that at the time of the aforementioned share merger, CRB will have the same leverage ratio as CBD, as measured by the ratio of net debt to EBITDA of both companies (the "CRB-CBD Share Merger");

•         after the CRB-CBD Share Merger, a capital increase in CRF, fully subscribed by NPA - directly or through subsidiary(s), and paid through the contribution of approximately 19% of NPA’s CBD shares in exchange for 90,000,000 (ninety million) preferred CRF shares to be subscribed by NPA ("Private Capital Increase");

•         after the approval of the above step, NPA would directly hold 50% of CBD’s (corresponding to the combination of businesses in Brazil between CBD and CRB) share capital and voting rights, and, moreover, would become a significant shareholder of CRF, with 11.70% of its total capital;

•         with the excess cash resulting from the capital injection by BTG PACTUAL (and / or vehicles connected to BTG PACTUAL and / or its manager) and BNDESPAR, NPA intends to acquire CRF shares        in the market and/or carry out other investments in the Brazilian retail sector;

1At this point CRB should already be transformed into a corporation

GAMA 2 SPE EMPREENDIMENTOS E PARTICIPAÇÕES S/A

•         NPA would sign a shareholders’ agreement with Blue Capital, Groupe Arnault and Colony (together, currently the largest shareholders of CRF) and as a result of the Private Capital Increase, would hold preferred shares issued by CRF, entitled to voting rights, and that would ensure NPA the following rights with respect to the management of CRF:

(a)      economic rights equivalent to those of the ordinary shares;

(b)   election of two members of the Board of Directors, including the Vice-President, and a third director as of CRF’s general meeting (assembléia geral ordinária) in 2013;

(c)    nomination of the Chairman of the Strategic Committee;

(d)   appointment of a member in the Audit Committee;

(e)    appointment of a member in the Nomination Committee;

(f)    appointment of a member in the Compensation Committee, and

(g)     the possibility to convert preferred shares into common shares, allowing for the sale of these shares in the market.

•         NPA would also sign a shareholders agreement with CRF regarding CBD and CRB, which would guarantee, in relation to operations in Brazil:

(a)    Management by administrators appointed by the NPA;

(b)   Appointment of an equal number of members of the board of directors by NPA and CRF, given that the Chairman of the Board of Directors would be appointed by NPA and the Vice President appointed by CRF, and

(c)    from 2013 on, the year in which NPA would acquire the right to appoint the third member of the CRF Board, the same board would have governance over certain matters related to the activities of CBD and CRB.

7.                                          The following chart illustrates the corporate structure that would result from the Potential Transaction, as proposed:

GAMA 2 SPE EMPREENDIMENTOS E PARTICIPAÇÕES S/A

8.                                          To accurately present the potential benefits of the Potential Transaction described above, NPA requested specific research by two renowned consulting companies in Brazil - Tendências Consultoria Integrada Ltda. (“TENDÊNCIAS”) and Fundação Getúlio Vargas (“FGV”) (Annexes I and II, respectively).

9.                                          TENDÊNCIAS, after thorough analysis, concluded that the operation would bring several potential benefits to CBD and its shareholders, as well as to the Brazilian economy as a whole, such as:

(i)            synergies and management efficiencies estimated in up to R$ 1.6 billion reais per year;

(ii)          a more favorable position in the global supply chain;

GAMA 2 SPE EMPREENDIMENTOS E PARTICIPAÇÕES S/A

(iii)          Reduction of risks normally associated with the process internationalization;

(iv)         Mitigation of the risks arising from the concentration of business in one single country;

(v)           Best practices sharing.

10.                                      FGV’s research, in turn, examined two scenarios - a unification between CRB and WALMART and, on the other hand, between CRB and CBD. Extracts from this study show that:

(i)            in the case of a possible merger between CRB and WALMART, "the loss of CBD’s equity value would be, on average, R$ 1,356 million" due to a reduction of competitiveness in relation to its main peers,

(ii)          on the other hand, a merger between CRB and CBD, would result in synergy gains of R$ 8.4 billion.

IV – CONDITIONS, TERMS AND REQUEST

11.                                      This proposal is valid for 60 days from the date of its receipt and is subject to the final approval of the Potential Transaction by CBD and its shareholders, CARREFOUR, Blue Capital and all relevant institutions within BNDES and BNDESPAR, as well as to the signature by BNDESPAR of the definitive agreements related to the investment to be made by BNDESPAR.

12.                                      If consummated the Potential Transaction, NPA will pay advisory fees, structuring fees and other costs and related expenses.

13.                                        In this light, we kindly request this proposal to be submitted to the evaluation and approval of CBD’s competent bodies.

14.                                      We are available to answer any questions regarding this proposal and to discuss any aspect of the Potential Transaction. For the purposes of communications with NPA, please refer to the contact information below:

Gama 2 SPE Empreendimentos e Participações S/A

Av. Brigadeiro Faria Lima, 3729, 9º andar, Itaim Bibi, São Paulo - SP

Att.: Carlos Fonseca / Edwyn Neves / Rafael Maradei

GAMA 2 SPE EMPREENDIMENTOS E PARTICIPAÇÕES S/A

E-mails: carlos.fonseca@btgpactual.com / edwyn.neves@btgpactual.com / rafael.maradei@btgpactual.com

Yours sincerely,

Gama 2 SPE Empreendimentos e Participações S/A

GAMA 2 SPE EMPREENDIMENTOS E PARTICIPAÇÕES S/A

Annex I

Tendências Consultoria Integrada Ltda. Report

GAMA 2 SPE EMPREENDIMENTOS E PARTICIPAÇÕES S/A

Annex II

Fundação Getúlio Vargas – FGV Report

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: June 28, 2011	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.